UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Cabinet Health P.B.C.

Legal status of Issuer:

       Form:

       Public Benefit Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       September 20, 2018

Physical Address of Issuer:

30 Florida Avenue #6, Washington, D.C. 20001, United States

Website of Issuer:

https://cabinethealth.com

Current Number of Employees:

13 full-time employees.

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,092,042	$2,222,164
Cash & Cash Equivalents	$1,346,502	$745,729
Accounts Receivable	$86,559	$279,760
Current Liabilities	$2,102,460	$2,388,145
Long-term Debt	$419,972	$0
Revenues/Sales	$12,268,125	$10,308,052
Cost of Goods Sold	$5,183,452	$4,207,637
Taxes Paid	$10,733	$0
Net Income/(Net Loss)	$(4,832,223)	$(3,940,167)

Table of Contents

<p style="text-align:center">April 24, 2023</p>

<p style="text-align:center">Cabinet Health P.B.C.</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Cabinet Health P.B.C. ("**Cabinet Health**"" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://cabinetheatlth.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p style="text-align:center">The date of this Form C-AR is April 24, 2023.</p>

<p style="text-align:center">THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Achal Patel
_____
(Signature)

Achal Patel
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Achal Patel
_____
(Signature)

Achal Patel
_____
(Name)

Director
_____
(Title)

April 24, 2023
_____
(Date)

/s/Russell Gong
_____
(Signature)

Russell Gong
_____
(Name)

Director
_____
(Title)

April 24, 2023
_____
(Date)

/s/Carrie Rich
_____
(Signature)

Carrie Rich
_____
(Name)

Director
_____
(Title)

April 24, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 24, 2023

Cabinet Health P.B.C.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Cabinet Health P.B.C. is a sustainable healthcare company, focused on selling over the counter (OTC) medicine and health essentials. The Company was incorporated in Delaware as a corporation on September 20, 2018 under the name of Patel & Gong, Inc. The Company subsequently changed its name to Cabinet Health, Inc. on December 31, 2018. On April 23, 2021, the Company became a public benefit corporation and changed its name to Cabinet Health P.B.C.

The Company is located at 30 Florida Avenue #6, Washington, D.C. 20001, United States. The Company's website is https://cabinethealth.com.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Cabinet Health P.B.C. is a sustainable healthcare company focused on selling OTC medicine and health essentials. We provide consumers with the most sustainable packaging in OTC medicine and batch-level quality testing. We sell a variety of products that cover everyday health needs like allergies, cough and cold, digestive health, pain relief and sleep relief. Our products are sold primarily direct to consumers in online channels and we started to expand into physical retail in 2022.

Business Plan

The Company plans to significantly expand its business by increasing new product marketing, investing in research and development, and adding new hires. Any capital we raise in the future will empower us to expand our product development, increase sales and new product marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cabinet Sustainable OTC Medicine System	First-ever refillable and compostable medicine system where customers receive a permanent glass vessel and medicine refills in a compostable pouch.	Direct to Consumer, Amazon.com, Walmart.com, and select retail pilots (with retail increasing in 2022)
Cabinet Private Label	We supply large companies with the highest quality OTC's that science can offer in their own brand.	Large enterprises

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our market consists of a variety of competitors, the majority of which are established incumbents selling products in environmentally unsustainable packaging. Our focus is to serve American consumers that desire sustainable products in the medicine market, but do not have any options today. We use our supply chain and manufacturing expertise to navigate the complex regulatory pathways to bring non-plastic packaging to market in OTC medicines.

Our main competitors generally fall into the following three categories: traditional retailers with private label OTC brands, direct to consumer upstarts, and newer OTC medicine companies.

Our competitors that are traditional retailers with private label OTC brands include: (i) Walgreens, and (ii) CVS.

Our direct to consumer competitors include: (i) Hims & Hers Health, Inc., which is an American telehealth company that sells prescription and OTC drugs online, as well as personal care products; and (ii) Ro, which is a patient-driven telehealth company that aims to be the patient's first call for all of their healthcare needs using technology.

Our competitors that are newer OTC medicine companies include: (i) Genexa, the first clean medicine company using gluten-free, non-GMO and vegan ingredients; and (ii) Curist Relief, which delivers doctor recommended, FDA approved medicines at less than the brand price.

Customer Base

We sell our products online directly to consumers. Our products reach a variety of customer demographics, but generally the majority fall in the following two groups: (i) sustainability and quality focused consumers that tend to be on the younger side, age 25-40 years old; and (ii) consumers with chronic or recurring conditions that require OTC medicines that tend to slightly older, age 45-60 years old.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/187,826	"Cap Assembly for Reusable Medicine Container, and Uses Thereof"	Patent	May 12, 2021	Pending	USA
29/783,356	Design Application	Patent	June 4, 2021	Pending	United States
29/783,354	Design Application	Patent	June 7, 2021	Pending	United States
29/806,349	Compostable Pouch with Transferrable Expiration and Batch Information	Patent	September 3, 2021	Pending	United States
202116991	Medicine Container	Patent	December 3, 2021	Pending	Australia
202116992	Medicine Container	Patent	December 3, 2021	Pending	Australia
202116993	Medicine Container	Patent	December 3, 2021	Pending	Australia
BR 302021005681-0	Medicine Container	Patent	December 3, 2021	Pending	Brazil
202130745623	Medicine Container	Patent	December 3, 2021	Pending	China
No: 35/002,167	Medicine Container	Patent	December 3, 2021	Pending	Canada, EP, United Kingdom and Japan
No: 35/002,166	Medicine Container	Patent	December 3, 2021	Pending	Canada, EP, United Kingdom and Japan

No: 352921-001	Medicine Container	Patent	December 3, 2021	Pending	India
352920-001	Medicine Container	Patent	December 3, 2021	Pending	India
90862995	Cabinet: Logo Marks (Circle 'Stamp')	Trademark	August 3, 2021	Pending	United States
90862596	Cabinet: The Sustainable Healthcare Company	Trademark	August 3, 2021	Pending	United States
90860922	The Sustainable Healthcare Company	Trademark	August 2, 2021	Pending	United States
90863643	The Sustainable Healthcare Co.	Trademark	August 3, 2021	Pending	United States
88241679	"Cabinet:" Text Mark	Trademark	December 26, 2018	Extension Filed for Certain Use Classes	United States
88241826	"Cabinet:" Logo	Trademark	December 26, 2018	Extension Filed for Certain Use Classes	United States
88241730	Making Getting Better, Better	Trademark	December 26, 2018	Extension Filed for Certain Use Classes	United States

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://cabinethealth.com and https://wearecabinet.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. OTC products, such as those the Company sells, may be subject to both federal and/or state regulation and oversight. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Achal Patel	Chief Executive Officer, Co-Founder and Director	CEO and Co-Founder of Cabinet Health P.B.C., 2018 – Present Responsible for sales, operations, and general CEO responsibilities Co-Lead, DC Chapter of Circle of Young Intrepreneurs, 2017 – 2018 Responsible for building a community environment in the city for social entrepreneurs to share ideas and inspire action towards channeling business as a force for social/environmental good. Senior Consultant for Deloitte Consulting, 2017 – 2018 Responsible for establishing strategic vision and alignment, building eminence and partnerships, grassroots business development, and project delivery.	University of Virginia, B.A., Foreign Affairs, History, Pre-Health, 2013
Russell Gong	President, Head of Brand and Product, Co-Founder, Director	Co-Founder and President of Cabinet Health P.B.C., 2018 – Present Responsible for leading Company efforts on product, brand, and overall strategy Infantry Officer, Ranger Qualified, U.S. Army, 2015 – Present Responsible for leading Infantry Soldiers and National Disaster Response efforts Program Director of Deloitte Consulting, 2011 – 2019 Responsible for building and scaling Analytics Studio within Deloitte as well as leading a team focused on building and growing social enterprises around the world. Co-Founder & Creative Producer of Narratale Productions, 2017 – 2019 Responsible for film, photography, and community story telling.	Massachusetts Institute of Technology - Sloan School of Management, Executive Program, Artificial Intelligence, 2017; University of Richmond, B.A., Political Science, Latin American and Iberian Studies, 2011

Carrie Rich	Director	Director of Cabinet Health, Inc., 2021 - Present	Georgetown University, M.S., Health Systems Administration, 2009; Lehigh University, B.A., Science, Technology & Society, Health and Human Development, 2007
		Responsible for board matters and oversight	
		Board of Directors of Trinity Health, 2021 – Present	
		Responsible for board matters and oversight at $18B+ healthcare system	
		Managing Director of Global Impact Fund, 2016 – Present	
		Responsible for leading investment pipeline development, investment strategy, and fund deployment into mission driven businesses	
		Co-Founder and CEO of The Global Good Fund, 2011 – Present	
		Responsible for overseeing and leading The Global Good Funds end to end operations, from fundraising to impact measurement and management, to partnering with world class leaders	
		Faculty of Amani Institute, 2015 – Present	
		Adjunct Professor, School of Nursing George Washington University, 2013 – 2020	

Biographical Information

Achal Patel: Achal is the CEO and Co-Founder of the Company. Achal is a 3rd generation pharmaceutical entrepreneur with deep experience across the pharmaceutical supply chain and broader healthcare value chain. At the Company, Achal leads overall business and finance strategy, supply chain, and healthcare projects. Prior to founding the Company, Achal worked at Deloitte Consulting where he led projects on healthcare strategy and supply chain. At Deloitte, Achal also started a business unit to embed social and environmental impact into the core business of Federal and commercial clients. Achal attended the University of Virginia where he graduated in 2013 with degrees in Foreign Affairs and History, while completing a pre-health track.

Russell Gong: Russ is the President and Co-Founder of the Company. Russ leads Company efforts on product, brand, and overall strategy. Prior to founding the Company, Russ worked at Deloitte Consulting where he led the development and scaling of the firms U.S. Analytics function. At Deloitte, Russ also served as a Program Director for a program that supported and scaled social enterprises around the world, which is where he built his passion for the intersection of purposeful brands and successful businesses. Russ serves in the Virginia National Guard Reserve and is a U.S. Army Infantry Officer, Ranger Qualified. Russ attended the University of Richmond where he graduated in 2011 with degrees in Political Science and Latin American and Iberian Studies.

Carrie Rich: Carries serves on the Board of the Company. She is the co-founder and CEO of The Global Good Fund. At age 26, Carrie felt privileged to have a mentor who invested in her leadership as a young professional. Together, they took the idea of pairing experienced business executives with emerging young social entrepreneurs to create a worldwide organization. Carrie also serves as the Managing Director of The Global Good Fund's sister company, the Global Impact Fund, a venture capital fund seeking market leading returns by backing social entrepreneurs who are people of color and women. Fundamentally, Carrie's message is about accessibility, how everyday people can empower themselves and others. Carrie is the author of three books, including Health Entrepreneurship: A Practical Guide, and two editions of Sustainability for Healthcare Management: A Leadership Imperative, which became a top 5 business book in Handelsblatt (Germany). Carrie is the recipient of The Daily Record's Most Admired CEO, the EY Entrepreneur of the Year award, and POLITICO Women Who Rule Award. She also serves on the board of Trinity Health, an $18B+ healthcare system. Carrie holds a Masters in Health Systems Administration degree from Georgetown University where she graduated in 2009 and an undergraduate degree from Lehigh University in Health and Human Development where she graduated in 2007.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 13 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,622,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 440,469 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"), consisting of 187,982 shares of Series Seed Plus-1 preferred stock (the "**Series Seed Plus-1 Preferred**"), and 266,533 shares of Series Seed Plus-2 preferred stock (the "**Series Seed Plus-2 Preferred**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 103,480 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 932,073 shares of Common Stock, 185,809 shares of Series Seed Plus-1 Preferred and 266,533 shares of Series Seed Plus-2 Preferred Stock are issued and outstanding. Additionally, the Company has 97,828 options to purchase Common Stock issued and outstanding and an additional 5,652 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	932,073
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Material Terms	Right to Two Directors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Preferred Stock (includes Series Seed Plus-1 Preferred Stock and Series Seed Plus-2 Preferred Stock)
Amount Outstanding	452,362
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Other Rights	(a) Right to receive highest dividends per share possible equal to dividing the per share dividend payable by the OIP when declared (non-cumulative) by share class
	 (b) Liquidation Preference of OIP amount per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock;
	 (c) Right to convert into Common Stock at any time at OIP divided by applicable Conversion price per share where both are equal (subject to adjustments);
	 (d) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering or upon written consent of the requisite holders;
	 (e) Protective provisions so long as 220,234 shares of Preferred Stock are outstanding;
	 (f) Right to one Director of the Company
	 (g) Original Issue Price (OIP):
	    i. Series Seed Plus-1: $22.9995
	    ii. Series Seed Plus-2: $6.9858

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	97,828
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Securi.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$221,992*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $75,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $4,352 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Working Capital Loan from Ampla
Amount Outstanding	$753,197
Interest Rate and Amortization Schedule	12% The Company repays the creditor 35% of monies received from third party distribution platforms related to the sales of the Company's products
Description of Collateral	Secured
Other Material Terms	Used for inventory purchases only
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$500	5,000,000	N/A	May 18, 2018	Section 4(a)(2)
Restricted Common Stock	$28	285,294	N/A	May 24, 2022	Rule 701
SAFE (Simple Agreement for Future Equity)	$275,000	14	Product Development and General Working Capital	January 21, 2022; February 11, 2022; February 16, 2022; March 2, 2022; March 3, 2022; March 9, 2022; March 10, 2022; March 14, 2022; March 15, 2022; March 23, 2022; March 25, 2022; April 13, 2022; May 27, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$221,992*	496	Product Development and General Working Capital	August 16, 2022	Reg. CF

*Includes $4,352 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Achal Patel	400,000 shares of Common Stock	28.90%
Russell Gong	400,000 shares of Common Stock	28.90%

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Cabinet Health P.B.C. (the "**Company**") was incorporated in Delaware as a corporation on September 20, 2018 under the name of Patel & Gong, Inc. The Company subsequently changed its name to Cabinet Health, Inc. on December 31, 2018. On April 23, 2021, the Company became a public benefit corporation and changed its name to Cabinet Health P.B.C. The Company is headquartered in Washington, D.C.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $2,696,134 in cash and cash equivalents, leaving the Company with 13 months of runway.

Liquidity and Capital Resources

In August 2022, the Company completed an offering pursuant to Regulation CF and raised $217,640.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Achal Patel, the Company's CEO and Co-Founder, provided advances to the Company from 2019 through 2021, totaling in the aggregate $8,602. The loans did not carry an interest rate and did not have a maturity date. These advances were paid off in May 2022.

(b) The Company's main supplier of medicines, Spirit, is majority owned by the Aunt and Uncle of Achal Patel, the Company's CEO and Co-Founder. Neither Spirit, nor Mr. Patel's Aunt and Uncle, own any equity in the Company. All business between the Company and Spirit is conducted on an arms-length basis. Amounts spent with Spirit in 2019 and 2020, represented approximately 35% of Company revenue ($4.5 million and $3.7 million in 2021.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 24, 2023

Cabinet Health P.B.C.



Cabinet Health, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Pay Clearing	0.00
Authorize.net Clearing	0.00
Bill Payments Clearing	46,211.80
Invoice Payments Clearing	0.00
PayPal	0.00
PayPal Clearing	0.00
PNC Business Checking Plus (5451)	0.00
PWB Analyzed Checking (3711)	1,300,290.53
Stripe Clearing	0.00
Stripe Merchant Account	0.00
Total Bank Accounts	**$1,346,502.33**
Accounts Receivable	
Accounts Receivable	86,559.64
Total Accounts Receivable	**$86,559.64**
Other Current Assets	
Accrued Revenue	428,453.90
Amazon Seller Central Holding (Cabinet) USD	7,219.71
Amazon Seller Central Holding (ValuMeds) USD	151,152.75
Clearbanc Advance	0.00
Inventory	14,236.66
Cabinet Inventory	106,052.34
Cabinet Inventory in Transit	245,743.40
ValuMeds Inventory	231,444.75
Total Inventory	**597,477.15**
Money In Transit	2,703.36
Prepaid Expenses	351,870.70
Quiet Logistics Deposit	0.00
Taxes Receivable	11,210.92
Total Other Current Assets	**$1,550,088.49**
Total Current Assets	**$2,983,150.46**
Fixed Assets	
Computers & Equipment	59,708.98
Accumulated Depreciation - Computers & Equipment	-18,805.13
Total Computers & Equipment	**40,903.85**
Furniture & Fixtures	4,500.00
Accumulated Depreciation - Furniture & Fixtures	-107.26
Total Furniture & Fixtures	**4,392.74**

Cabinet Health, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Intangible Assets	69,832.00
Accumulated Amortization - Intangible Assets	-19,786.45
Total Intangible Assets	**50,045.55**
Production Equipment	14,773.01
Accumulated Depreciation - Production Equipment	-1,223.39
Total Production Equipment	**13,549.62**
Total Fixed Assets	**$108,891.76**
TOTAL ASSETS	**$3,092,042.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,548,966.17
Total Accounts Payable	**$1,548,966.17**
Credit Cards	
Amex Business Gold Card (-41006)	384,394.05
Amex Delta Reserve Business Card (-41000)	0.00
Brex Credit Card	45,214.22
Chase Business Card (4274)	0.00
Total Credit Cards	**$429,608.27**
Other Current Liabilities	
401(K) Liability	7,938.57
Accrued ASC Fees	0.00
Accrued Expenses	0.00
Accrued Profit Share	49,140.64
Anvyl Extended Payment Offering	0.00
Clearbanc Revenue Share	0.00
Employee Benefits Liability	58.02
Gift Card Liability	138.20
Inventory Payable	
Cabinet Inventory Payable	0.00
ValuMeds Inventory Payable	0.00
Total Inventory Payable	**0.00**
Loan from Shareholder - Achal Patel	0.00
Payability Liability	0.00
Payroll Liability	63,168.14
Reimbursement Liability	0.00
Sales Tax Payable	3,442.12
Unearned Revenue	0.00
Total Other Current Liabilities	**$123,885.69**

Cabinet Health, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Current Liabilities	**$2,102,460.13**
Long-Term Liabilities	
Amazon Lending - Loan Payable 1409	0.00
Amazon Lending - Loan Payable 3919	0.00
Ampla Lending (Principle)	509,762.20
Ampla Passthrough Payable	-89,789.55
PPP Loan	0.00
Total Long-Term Liabilities	**$419,972.65**
Total Liabilities	**$2,522,432.78**
Equity	
Additional Paid-In Capital	
APIC - Achal Patel	35,829.71
APIC - Apurva & Vandana	125,000.71
APIC - Otherway	249,999.83
Total Additional Paid-In Capital	**410,830.25**
Common Stock	20,008.46
Convertible Notes	6,420,327.76
Cost of Financing- Convertible Notes	-42,547.50
Total Convertible Notes	**6,377,780.26**
Crowd SAFE Convertible Securities	196,595.94
Preferred Stock	
Series Seed Plus-1	4,272,882.53
Cost of Financing - Series Seed Plus 1	-135,116.75
Total Series Seed Plus-1	**4,137,765.78**
Series Seed Plus-2	1,801,277.50
Cost of Financing - Series Seed Plus 2	-49,765.04
Total Series Seed Plus-2	**1,751,512.46**
Total Preferred Stock	**5,889,278.24**
Retained Earnings	-7,492,660.45
SAFE Convertible Securities	0.00
Cost of Financing- SAFE Convertible	0.00
Total SAFE Convertible Securities	**0.00**
Net Income	-4,832,223.26
Total Equity	**$569,609.44**
TOTAL LIABILITIES AND EQUITY	**$3,092,042.22**

Cabinet Health, Inc.

Profit and Loss
January - December 2022

	JAN - DEC 2022	TOTAL
Income		
Revenue		$0.00
DTC Revenue	430,104.65	$430,104.65
DTC- Returns, Allowances, and Discounts	-113,120.94	$ -113,120.94
Total DTC Revenue	**316,983.71**	**$316,983.71**
Marketplaces Revenue		$0.00
Cabinet	722,055.38	$722,055.38
Cabinet - Returns, Allowances, and Discounts	-22,792.09	$ -22,792.09
Total Cabinet	**699,263.29**	**$699,263.29**
ValuMeds	10,531,789.52	$10,531,789.52
ValuMeds - Returns, Allowances, and Discounts	-176,132.31	$ -176,132.31
Total ValuMeds	**10,355,657.21**	**$10,355,657.21**
Total Marketplaces Revenue	**11,054,920.50**	**$11,054,920.50**
Private Label		$0.00
GoPuff	429,892.22	$429,892.22
McKesson	147,188.67	$147,188.67
Total Private Label	**577,080.89**	**$577,080.89**
Retail		$0.00
Grove	319,140.88	$319,140.88
Total Retail	**319,140.88**	**$319,140.88**
Total Revenue	**12,268,125.98**	**$12,268,125.98**
Total Income	**$12,268,125.98**	**$12,268,125.98**
Cost of Goods Sold		
COGS		$0.00
Batch Level Quality Testing	21,356.56	$21,356.56
Product Costs - Cabinet	5,940.51	$5,940.51
COGS - GoPuff Private Label	327,959.27	$327,959.27
COGS - McKesson Private Label	144,943.86	$144,943.86
COGS- Amazon	309,763.45	$309,763.45
COGS- DTC	152,629.36	$152,629.36
COGS- Grove	117,838.27	$117,838.27
Total Product Costs - Cabinet	**1,059,074.72**	**$1,059,074.72**
Product Costs - ValuMeds	3,655,383.89	$3,655,383.89
ValuMeds Distribution Agreement	447,636.95	$447,636.95
Total Product Costs - ValuMeds	**4,103,020.84**	**$4,103,020.84**
Total COGS	**5,183,452.12**	**$5,183,452.12**
Total Cost of Goods Sold	**$5,183,452.12**	**$5,183,452.12**
GROSS PROFIT	**$7,084,673.86**	**$7,084,673.86**

Cabinet Health, Inc.

Profit and Loss
January - December 2022

	JAN - DEC 2022	TOTAL
Expenses		
Charitable Contributions	100.00	$100.00
Contractors' Expenses		$0.00
Marketing Contractors	284,224.00	$284,224.00
Other Contractors	129,508.00	$129,508.00
Total Contractors' Expenses	**413,732.00**	**$413,732.00**
Cost of Sales - Cabinet		$0.00
Alternative Fulfillment	151,535.55	$151,535.55
ASC Fees - Cabinet	89,474.53	$89,474.53
ASC Fulfillment Costs - Cabinet	272,101.12	$272,101.12
Shipping	79,742.58	$79,742.58
Total Cost of Sales - Cabinet	**592,853.78**	**$592,853.78**
Cost of Sales - ValuMeds		$0.00
ASC Fees - ValuMeds	1,252,499.03	$1,252,499.03
ASC Fulfillment Costs - ValuMeds	3,103,319.14	$3,103,319.14
Total Cost of Sales - ValuMeds	**4,355,818.17**	**$4,355,818.17**
Depreciation & Amortization		$0.00
Amortization	4,655.40	$4,655.40
Depreciation	13,013.21	$13,013.21
Total Depreciation & Amortization	**17,668.61**	**$17,668.61**
Employee Related		$0.00
401(K) Expense	50,009.92	$50,009.92
Employee Benefits	10,854.81	$10,854.81
Health Insurance	177,766.70	$177,766.70
Payroll		$0.00
Employer Payroll Taxes	141,532.49	$141,532.49
Gross Wages		$0.00
Additional Earnings	6,200.34	$6,200.34
Bonuses	10,000.00	$10,000.00
Regular Wages	1,832,035.96	$1,832,035.96
Severance	6,667.00	$6,667.00
Sick Pay	13,250.88	$13,250.88
Vacation Pay	80,532.39	$80,532.39
Total Gross Wages	**1,948,686.57**	**$1,948,686.57**
Total Payroll	**2,090,219.06**	**$2,090,219.06**
Payroll & Benefits Administration	3,364.10	$3,364.10
Professional Development	149.98	$149.98
Team development/Executive coaching/Trainings	22,266.86	$22,266.86
Total Professional Development	**22,416.84**	**$22,416.84**
Recruiting	19,448.21	$19,448.21

Cabinet Health, Inc.

Profit and Loss
January - December 2022

	JAN - DEC 2022	TOTAL
Workers' Compensation	3,564.10	$3,564.10
Total Employee Related	**2,377,643.74**	**$2,377,643.74**
Facilities		$0.00
Rent	20,765.66	$20,765.66
Total Facilities	**20,765.66**	**$20,765.66**
General & Administrative	10,093.68	$10,093.68
Bank Fees	3,560.04	$3,560.04
Business Insurance	108,159.10	$108,159.10
Dues & Subscriptions	2,928.95	$2,928.95
Office Expenses	35,504.96	$35,504.96
Shipping and Handling	14,335.94	$14,335.94
Warehouse G&A/Inventory Storage	113,863.18	$113,863.18
Total General & Administrative	**288,445.85**	**$288,445.85**
Hosting	1,535.06	$1,535.06
Licenses and Fees	3,508.84	$3,508.84
Meals & Entertainment		$0.00
Entertainment	1,503.94	$1,503.94
Meals	22,714.55	$22,714.55
Total Meals & Entertainment	**24,218.49**	**$24,218.49**
Professional Fees		$0.00
Digital Design and Development	141,607.03	$141,607.03
Finance & Accounting	112,065.14	$112,065.14
Legal	226,815.23	$226,815.23
Management Consulting & Strategy	26,880.00	$26,880.00
Total Professional Fees	**507,367.40**	**$507,367.40**
Research and Development Expenses		$0.00
Other	10,555.00	$10,555.00
Physical Product Engineering, Design, and Development	273,424.75	$273,424.75
Stability Research and Lab Studies	162,280.92	$162,280.92
Total Research and Development Expenses	**446,260.67**	**$446,260.67**
Retail Broker Fees	4,000.00	$4,000.00
Sales & Marketing		$0.00
Advertising	2,123,730.95	$2,123,730.95
Branding	28,518.94	$28,518.94
Events and Conferences	338.50	$338.50
Market Research & Analytics	62,531.67	$62,531.67
Marketing	4,435.78	$4,435.78
Promotional Materials	3,947.80	$3,947.80
Public Relations	67,918.26	$67,918.26
Sales	1,154.34	$1,154.34
Total Sales & Marketing	**2,292,576.24**	**$2,292,576.24**

Cabinet Health, Inc.

Profit and Loss

January - December 2022

	JAN - DEC 2022	TOTAL
Software Platforms and Technology		$0.00
Computer Hardware & Equipment	7,560.69	$7,560.69
Software & Web Services		$0.00
Software - G&A	31,524.28	$31,524.28
Software - Operations	139,973.24	$139,973.24
Software - S&M	62,492.84	$62,492.84
Total Software & Web Services	**233,990.36**	**$233,990.36**
Telephone and Internet	13,327.95	$13,327.95
Total Software Platforms and Technology	**254,879.00**	**$254,879.00**
Travel	-1,500.00	$ -1,500.00
Air Travel	36,929.12	$36,929.12
Ground Transportation & Parking	22,437.54	$22,437.54
Lodging	52,213.70	$52,213.70
Total Travel	**110,080.36**	**$110,080.36**
Total Expenses	**$11,711,453.87**	**$11,711,453.87**
NET OPERATING INCOME	$ -4,626,780.01	$ -4,626,780.01
Other Income		
Amazon Seller Central Shipping	0.41	$0.41
Total Other Income	**$0.41**	**$0.41**
Other Expenses		
Ampla Interest Expense	29,884.58	$29,884.58
Ampla Working Capital Fees	60,074.50	$60,074.50
Interest Expense	104,751.57	$104,751.57
Taxes	10,733.01	$10,733.01
Total Other Expenses	**$205,443.66**	**$205,443.66**
NET OTHER INCOME	$ -205,443.25	$ -205,443.25
NET INCOME	$ -4,832,223.26	$ -4,832,223.26